800 17th Street N.W., Suite 1100 | Washington, DC 20006 | T 202.955.3000 | F 202.955.5564 Holland & Knight LLP | www.hklaw.com
Kevin M. Houlihan +1 202-469-5269 Kevin.Houlihan@hklaw.com

November 6, 2018

VIA EDGAR AND E-MAIL

Erin Purnell Staff Attorney Office of Financial Services Division of Corporation Finance U.S. Securities and Exchange Commission Mail Stop 4720 100 F Street, NE Washington, D.C. 20549

Re:	Silvergate Capital Corporation
Amendment No. 3 to
Draft Registration Statement on Form S-1
Confidentially Submitted October 12, 2018
CIK No. 0001312109

Dear Ms. Purnell:

On behalf of Silvergate Capital Corporation, a Maryland corporation (the “Company”), we are submitting Amendment No. 3 to the draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended.

The Company has revised the Registration Statement from the version submitted on October 12, 2018 to provide updated financial information as of and for the nine months ended September 30, 2018. For your convenience, copies of this letter, together with a clean copy of Amendment No. 3 and a copy of Amendment No. 3 marked to show changes from the Registration Statement submitted on October 12, 2018 are being delivered to the Staff under separate cover.

Please do not hesitate to contact us if you have any questions concerning any aspect of Amendment No. 3 or if we may be of further assistance. You can reach me directly at (202) 469-5269 (202) 469-5271 and William Levay at (202) 469-5271. We appreciate your prompt attention to this matter.

Anchorage | Atlanta | Austin | Boston | Charlotte | Chicago | Dallas | Denver | Fort Lauderdale | Houston | Jacksonville | LakelandLos Angeles | Miami | New York | Orlando | Philadelphia | Portland | San Francisco | Stamford | Tallahassee | Tampa | Tysons Washington, D.C. | West Palm Beach

Erin Purnell

November 6, 2018

Sincerely yours,

HOLLAND & KNIGHT LLP

/s/ Kevin M. Houlihan

Kevin M. Houlihan